EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Three Months Ended March 31, 2016
Earnings:
Income before income taxes	$839
Add:
Fixed charges	58
Less:
Income from equity investees	(2)
Capitalized interest	(2)
Income as adjusted	$893
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$38
Portion of rents representative of interest factor	18
Capitalized interest	2
Total Fixed Charges	$58
Ratio of earnings to fixed charges	15.4